UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RECEPTOS, INC.

(Name of Subject Company)

RECEPTOS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

756207106

(CUSIP Number of Class of Securities)

Faheem Hasnain

President and Chief Executive Officer

Receptos, Inc.

3033 Science Park Road, Suite 300

San Diego, California 92121

(858) 652-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

R. Scott Shean

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Receptos, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2015 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Strix Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Celgene Corporation, a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Company Shares”), other than any Company Shares that are owned immediately prior to the commencement of the Offer (as defined below) by Parent, Purchaser, the Company or any of their wholly owned subsidiaries, at a purchase price of $232.00 per Company Share (the “Offer Price”), net to the seller thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 28, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on July 28, 2015.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired at the end of the day, 12:00 midnight, New York City time, on August 24, 2015. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Parent and Purchaser that, as of the expiration of the Offer, a total of approximately 24,266,185 Company Shares were validly tendered into and not properly withdrawn pursuant to the Offer, representing approximately 77% of the Company Shares outstanding as of such time. In addition, Notices of Guaranteed Delivery have been delivered with respect to approximately 1,911,670 Company Shares that have not yet been tendered, representing approximately 6% of the Company Shares outstanding at such time. The number of Company Shares validly tendered and not properly withdrawn pursuant to the Offer constitutes a majority of all outstanding Shares and therefore satisfies the Minimum Condition (as defined in the Merger Agreement). All conditions to the Offer having been satisfied, Purchaser will accept for payment in accordance with the terms of the Offer all Company Shares that were validly tendered and not withdrawn prior to the expiration of the Offer (including all Company Shares delivered through Notices of Guaranteed Delivery), and payment for such Company Shares will be made promptly in accordance with the terms of the Offer.

As a result of its acceptance of the Company Shares tendered in the Offer, Purchaser acquired sufficient Company Shares to complete the Merger without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. At the Effective Time, each Company Share issued and outstanding immediately prior to the Effective Time and not tendered pursuant to the Offer (other than any Cancelled Company Shares, any Dissenting Shares and the Accepted Shares) will be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes.

Promptly following consummation of the Merger, Parent has indicated that it intends to cause all Company Shares to be delisted from the NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Receptos, Inc.

By:	/s/ Faheem Hasnain
	Name:	Faheem Hasnain
	Title:	President and Chief Executive Officer

Dated: August 25, 2015